Exhibit 21.1

Subsidiaries of Pzena Investment Management, Inc.

Pzena Investment Management, LLC, a Delaware limited liability company

Pzena Large Cap Value Fund, a Massachusetts business trust

Pzena International Value Service, a series of Pzena Investment Management International, LLC, a Delaware limited liability company

Pzena Investment Management Pty Ltd, an Australian proprietary limited company

Pzena Investment Management Special Situations, LLC, a Delaware limited liability company